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For the fiscal year ended November 30, 2000.
File number:  811-03175
Prudential Sector Funds, Inc.


                        SUB-ITEM 77D
        Policies With Respect to Security Investment


                   Prudential Utility Fund
          a series of Prudential Sector Funds, Inc.

              Supplement Dated November 1, 2000
              Prospectus Dated February 1, 2000


      On October 25, 2000, the Board of Directors of Prudential Sector Funds, Inc. approved the proposal summarized below. The proposal will be submitted for approval by shareholders of the Prudential Utility Fund (the Fund) at an Annual
Meeting of Shareholders scheduled to be held on January 17, 2001.

      The following information supplements the information contained in the Prospectus of the Fund on page 2:

     "Risk/Return Summary - Principal Risks:

       The  Fund  is  currently  diversified.   If
approved  by  shareholders,  the  Fund   will   be
permitted to be managed as a nondiversified fund.

      As a nondiversified fund, we can invest more
than 5% of the Fund's assets in the securities  of
any  one  issuer.   Investing in a  nondiversified
fund involves greater risk than investing in a diversified mutual fund because a loss resulting from the decline in value of one security may represent a greater portion of the total assets of a nondiversified fund.




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